UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 4614001, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated August 27, 2013 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007, October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

Re: Immediate report on approval of acquisition of insurance policy

Following the recurring agreement resolution approved by the Company's general meeting of shareholders on July 12, 2011 (see 6-K filed on June 6, 2011, and report on results of said general meeting of shareholders filed on July 12, 2011) regarding the Company's entrance into certain insurance policies covering the liability of directors and officers, including directors and officers who are or might be considered to be controlling shareholders in the Company, the Company hereby announces that on August 27, 2013, the Audit Committee and Board of Directors of the Company approved the Company's entrance into an insurance policy effective as of September 1, 2013 and continuing through August 31, 2014. The policy will have a liability limit of up to $15 million US dollars per case and per period. The Company shall pay an annual premium in the amount of $71,550 US dollars for the period.

The Audit Committee and Board of Directors of the Company approved the Company's entrance into the insurance policy in light of the fact that the liability limit and premium amount set in said policy adhere to conditions of the recurring agreement approved by the general meeting of shareholders of the Company. The Board of Directors believes that such amounts are reasonable considering the Company's exposure, extent of coverage and market conditions.

About XTL Biopharmaceuticals Ltd. (“XTL”)

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of clinical unmet needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma, schizophrenia, and hepatitis C.

XTL’s lead drug candidate, rHuEPO, for the treatment of multiple myeloma blood cancer, was granted an orphan drug designation from the FDA. rHuEPO has been approved for marketing by the FDA and has for many years been sold for billions of dollars across the world for the treatment of severe anemia.

XTL holds more than 30% in Proteologics Ltd. (TASE: PRTL), a drug discovery company, and controls InterCure Ltd. (TASE: INCR), a company which has disrupted the $42 billion hypertension industry with the world's first FDA-cleared, OTC blood pressure treatment device, RESPeRATE® (www.resperate.com).

XTL is a public company traded on the NASDAQ Stock Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTL). XTL shares are included in the following indices: Tel-Aviv MidCap-50, Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Bluetech-50.

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com, www.xtlbio.com

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: August 27, 2013	By:	/s/ David Grossman_____
David Grossman
Chief Executive Officer